UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: August 22, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On August 22, 2013, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing the operational and financial results for the three and six months ended June 30, 2013. The press release also announced the declaration of Navios Holdings’ quarterly dividend. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On August 20, 2013 the Navios Group, composed of Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Maritime Partners L.P. (“Navios Partners”), issued a press release announcing the formation of Navios Europe Inc. (“Navios Europe”) pursuant to a letter of intent signed with HSH Nordbank AG (“HSH”). Navios Europe, which will initially acquire five product tankers and five container vessels from debtors of HSH, is owned 47.5% by Navios Holdings, 47.5% by Navios Acquisition and 5% by Navios Partners. Navios Europe is expected to take ownership of all 10 vessels by November 1, 2013, at which point management of the remaining vessels will be transferred as well. The transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	August 22, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated August 22, 2013.

99.2	Press Release, dated August 20, 2013.